UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐        No  ☒

Press Releases

On April 26, 2010, the registrant announced its unaudited financial results for the quarter ended March 31, 2010. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the quarter ended March 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: April 27, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the quarter ended March 31, 2010.

Changyou Reports First Quarter 2010 Results

Total Revenues Reached a Record US$72.1 million, Up 2% Quarter-over-Quarter and 17%

Year-over-Year;

Non-GAAP Net Income Reached a Record US$42.7 million, Up 1% Quarter-over-Quarter and 24%

Year-over-Year

Beijing, China, April 26, 2010 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights

•	Total revenues reached a record US$72.1 million, an increase of 2% quarter-over-quarter and 17% year-over-year, which was within the Company’s guidance.

•	Net income reached a record US$39.7 million, or US$0.75 per fully diluted ADS[1]. Net income increased by 2% quarter-over-quarter and 19% year-over-year.

•

Non-GAAP[2] net income (i.e., excluding share-based compensation expenses) reached a record US$42.7 million, or US$0.80 per fully diluted ADS, exceeding the high end of the Company’s guidance. Non-GAAP net income increased by 1% quarter-over-quarter and 24% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 8% quarter-over-quarter and 38% year-over-year to 87.4 million.

•	Aggregate peak concurrent users (“PCU”) for the Company’s games grew 5% quarter-over-quarter and increased 7% year-over-year to approximately 1.04 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games increased 2% quarter-over-quarter and 12% year-over-year to RMB201.

“We are pleased to announce another quarter of solid financial and operational results,” said Mr. Tao Wang, Changyou’s Chief Executive Officer. “In the first quarter, aggregate PCU of our games surpassed one million for the first time, which clearly shows our growing momentum as we retain existing users and attract new ones. In April, our anchor game, Tian Long Ba Bu, continued to grow in popularity following the release of a major expansion pack. These achievements reflect the solid execution of our business strategy of creating better games for users based on user feedback and ongoing product innovation. We will continue to build on our strong R&D and operational capabilities. I am confident that we are strategically positioned to further enhance our shareholder value over the long term.”

Mr. Dewen Chen, President and Chief Operating Officer, added, “Our ongoing investments in development and licensing of games with innovative features are attracting new users and helping us to strengthen our brand outside of the 2.5D segment, a space that we continue to lead. The successful launch of our first 2D turn-based cartoon style MMORPG, Da Hua Shui Hu, marks the achievements of our Qibao licensing program and diversification efforts. In the coming quarters, we are scheduled to launch a number of high quality games including our first 3D licensed game, Zhong Hua Ying Xiong, and our second in-house developed game, Duke of Mount Deer. This line-up of differentiated games will establish Changyou in new categories of games that feature different themes, content and graphic styles.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

[3]	Comprising Tian Long Ba Bu (“TLBB”), Blade Online, Blade Hero 2, and Da Hua Shui Hu (“DHSH”)

1 of 9

Commenting on Changyou’s financial performance, Mr. Alex Ho, Changyou’s Chief Financial Officer, added, “The first quarter of 2010 marked another period of record financial performance as we reached new highs for both revenues and net income. With the ongoing popularity of our existing games, high profitability, strong operating cash inflow and debt-free balance sheet, we are well-positioned to capitalize on emerging trends and opportunities in the online games market.”

First Quarter 2010 Operational Results

Aggregate registered accounts for the Company’s games as of March 31, 2010 increased 8% quarter-over-quarter and 38% year-over-year to 87.4 million.

Aggregate peak concurrent users (“PCU”) for the Company’s games rose 5% quarter-over-quarter and increased 7% year-over-year to approximately 1.04 million.

Aggregate active paying accounts (“APA”) for the Company’s games was 2.4 million, which was consistent with last quarter and an increase of 5% year-over-year.

ARPU for the Company’s games increased 2% quarter-over-quarter and 12% year-over-year to RMB201, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

First Quarter 2010 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2010 increased 2% quarter-over-quarter and 17% year-over-year to US$72.1 million.

Revenues from game operations for the first quarter of 2010 increased 2% quarter-over-quarter and 18% year-over-year to US$70.2 million. The increases were mainly due to the ongoing popularity of the Company’s flagship games.

Overseas licensing revenues for the first quarter of 2010 decreased 10% quarter-over-quarter and 17% year-over-year to US$1.9 million. The decreases were largely the result of greater competition in mature online game markets abroad.

Gross Profit

Gross profit and non-GAAP gross profit for the first quarter of 2010 increased 2% quarter-over-quarter and 15% year-over-year to US$66.7 million. Both gross margin and non-GAAP gross margin in the first quarter of 2010 were 93%, which was roughly in-line with 92% in the fourth quarter of 2009 and 94% in the first quarter of 2009.

Operating Expenses

For the first quarter of 2010, total operating expenses were US$21.4 million, up 2% quarter-over-quarter and 6% year-over-year. Non-GAAP operating expenses were US$18.5 million, up 4% quarter-over-quarter and down 5% year-over-year.

2 of 9

Non-GAAP product development expenses increased 6% quarter-over-quarter and 1% year-over-year to US$5.4 million. The quarter-over-quarter increase was mainly the result of the depreciation of office building and facilities costs due to relocation of our R&D team to a new office building. The year-over-year increase was also due to the hiring of more game engineers and was offset by changes in the Company’s bonus program for key engineers, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO.

Non-GAAP sales and marketing expenses increased 2% quarter-over-quarter and decreased 11% year-over-year to US$9.6 million. The sequential increase was primarily due to increased marketing and promotional activities for the launch of a new game, Da Hua Shui Hu, in the first quarter of 2010. The year-over-year decrease was primarily a result of savings in marketing and promotional spending due to the Company’s optimization of marketing campaigns.

Non-GAAP general and administrative expenses increased 11% quarter-over-quarter and 8% year-over-year to US$3.5 million. The quarter-over-quarter increase was primarily due to an increase in professional fees for protecting our intellectual property. The year-over-year increase was also due an increase in headcount and was offset by changes in the Company’s bonus program for key employees, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO.

Operating Profit

Operating profit for the first quarter of 2010 increased 2% quarter-over-quarter and 19% year-over-year to US$45.3 million. Operating margin in the first quarter of 2010 was 63%, which was the same as the fourth quarter of 2009 and an increase from 61% in the first quarter of 2009. Non-GAAP operating profit for the first quarter of 2010 increased 1% quarter-over-quarter and 25% year-over-year to US$48.2 million. Non-GAAP operating margin in the first quarter of 2010 was 67%, which was the same as the fourth quarter of 2009 and an increase from 63% in the first quarter of 2009.

Net Income

For the first quarter of 2010, net income increased 2% quarter-over-quarter and 19% year-over-year to US$39.7 million. Non-GAAP net income increased 1% quarter-over-quarter and 24% year-over-year to US$42.7 million. Fully diluted earnings per ADS were US$0.75, up from US$0.73 in the fourth quarter of 2009 and US$0.71 in the first quarter of 2009. Non-GAAP fully diluted earnings per ADS were US$0.80, up from US$0.79 in the fourth quarter of 2009 and US$0.72 in the first quarter of 2009. Net margin for the first quarter of 2010 was 55%, which was the same as the fourth quarter of 2009 and an increase from 54% in the first quarter of 2009. Non-GAAP net margin for the first quarter of 2010 was 59%, which compares to 60% in the previous quarter and 56% in the first quarter of 2009.

Cash Balances

As of March 31, 2010, Changyou had a net cash balance of US$265.4 million, up from US$226.9 million as of December 31, 2009. Operating cash flow for the first quarter of 2010 was a net inflow of US$43.3 million.

3 of 9

Other Business Developments

Launch of Open Beta of Da Hua Shui Hu

On March 18, 2010, Changyou began open beta testing of Da Hua Shui Hu, the Company’s first 2D, turn-based, cartoon style MMORPG. This licensed game offers a wide variety of creative and popular in-game content, including a social networking system, a rich storyline, unique functions, and a number of other fun and interactive features designed to cater to female players and students.

Business Outlook

For the second quarter of 2010, Changyou estimates:

•	Total revenues to be between US$74.0 million and US$77.0 million.

•	Non-GAAP net income to be between US$41.5 million and US$43.0 million.

•	Non-GAAP fully diluted earnings per ADS to be between US$0.78 and US$0.81.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$2.0 million and US$2.5 million, reducing fully diluted earnings per ADS by US$0.04 to US$0.05.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

4 of 9

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, April 26, 2010 (7 p.m. Beijing/Hong Kong, April 26, 2010).

The dial-in details for the live conference call are:

US:	+1-866-314-9013
Hong Kong:	+852-3002-1672
International:	+1-617-213-8053
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Time on April 26 through May 3, 2010. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	61107975

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

5 of 9

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009. Changyou currently operates four online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online and Blade Hero 2 and Da Hua Shui Hu. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Zhong Hua Ying Xiong, Immortal Faith, Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

Mr. Chen Yuan Yuan

Christensen

Tel:	+86 139-2337-7882
E-mail:	ychen@ChristensenIR.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

6 of 9

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009

Revenues:
Game operation revenues	$70,202	$68,621	$59,346
Overseas licensing revenues	1,870	2,077	2,261

Total revenues	72,072	70,698	61,607
Cost of revenues
(includes share-based compensation expense of $67, $57 and $8, respectively)	5,384	5,420	3,441

Gross profit	66,688	65,278	58,166

Operating expenses:
Product development (includes share-based compensation expense of $1,506, $1,763 and $767, respectively)	6,935	6,888	6,167
Sales and marketing (includes share-based compensation expense of $75, $77 and $4, respectively)	9,699	9,551	10,836
General and administrative (includes share-based compensation expense of $1,322, $1,432 and $67, respectively)	4,785	4,556	3,280

Total operating expenses	21,419	20,995	20,283

Operating profit	45,269	44,283	37,883

Interest expense	—	—	(104)
Interest income and foreign currency exchange gain/loss	815	762	780
Other (expense)/income	(99)	125	(1)

Income before income tax expense	45,985	45,170	38,558
Income tax expense	(6,279)	(6,312)	(5,054)

Net income	$39,706	$38,858	$33,504

Basic net income per ADS	$0.77	$0.75	$0.71

ADSs used in computing basic net income per ADS	51,594	51,496	47,500

Diluted net income per ADS	$0.75	$0.73	$0.71

ADSs used in computing diluted net income per ADS	53,088	52,999	47,500

7 of 9

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2010	As of Dec. 31, 2009

ASSETS
Current assets:
Cash and bank deposits	$265,405	$226,901
Accounts receivable, net	1,123	3,395
Prepaid and other current assets	5,229	4,720
Due from Sohu	286	340

Total current assets	272,043	235,356

Non-current assets:
Fixed assets, net	52,147	49,178
Intangible assets, net	3,914	3,221
Other assets, net	2,497	1,636

TOTAL ASSETS	$330,601	$289,391

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$27,399	$30,244
Accrued liabilities	27,662	26,618
Tax payables	6,566	6,628
Due to Sohu	5,417	5,046

Total liabilities	67,044	68,536
Total shareholders’ equity	263,557	220,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$330,601	$289,391

8 of 9

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2010				Three Months Ended Dec. 31, 2009				Three Months Ended Mar. 31, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$72,072	$—		$72,072	$70,698	$—		$70,698	$61,607	$—		$61,607
Less: Cost of revenues	5,384	(67	) (a)	5,317	5,420	(57	) (a)	5,363	3,441	(8	) (a)	3,433

Gross profit	$66,688	$67		$66,755	$65,278	$57		$65,335	$58,166	$8		$58,174

Gross margin	93%			93%	92%			92%	94%			94%

Operating expenses	$21,419	$(2,903	) (a)	$18,516	$20,995	$(3,272	) (a)	$17,723	$20,283	$(838	) (a)	$19,445
Product development expenses	$6,935	$(1,506	) (a)	$5,429	$6,888	$(1,763	) (a)	$5,125	$6,167	$(767	) (a)	$5,400
Sales and marketing expenses	$9,699	$(75	) (a)	$9,624	$9,551	$(77	) (a)	$9,474	$10,836	$(4	) (a)	$10,832
General and administrative expenses	$4,785	$(1,322	) (a)	$3,463	$4,556	$(1,432	) (a)	$3,124	$3,280	$(67	) (a)	$3,213
Operating profit	$45,269	$2,970		$48,239	$44,283	$3,329		$47,612	$37,883	$846		$38,729

Operating margin	63%			67%	63%			67%	61%			63%

Net income	$39,706	$2,970		$42,676	$38,858	$3,329		$42,187	$33,504	$846		$34,350

Net margin	55%			59%	55%			60%	54%			56%

Diluted net income per ADS	$0.75			$0.80	$0.73			$0.79	$0.71			$0.72

ADSs used in computing diluted net income per ADS	53,088			53,438	52,999			53,436	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.